UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ABOVENET, INC.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

00374N107

(CUSIP number)

Keith Meister Corvex Management LP 712 Fifth Avenue, 23rd Floor New York, New York 10019 (212) 474-6700

(Name, address and telephone number of person authorized to receive notices and communications)

COPIES TO: Patrick J. Dooley, Esq. Akin Gump Strauss Hauer & Feld LLP One Bryant Park New York, NY 10036 (212) 872-1000 March 21, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00374N107	Page 2 of 6 Pages

(1)	Names of reporting persons CORVEX MANAGEMENT LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 518,150
	(8)	Shared voting power 0
	(9)	Sole dispositive power 518,150
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 518,150
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.97%
(14)	Type of reporting person (see instructions) PN; IA

SCHEDULE 13D

CUSIP No. 00374N107	Page 3 of 6 Pages

(1)	Names of reporting persons KEITH MEISTER
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 518,150
	(8)	Shared voting power 0
	(9)	Sole dispositive power 518,150
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 518,150
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.97%
(14)	Type of reporting person (see instructions) IN; HC

CUSIP No. 00374N107	Page 4 of 6 Pages

This Amendment No. 2 supplements the information set forth in the Schedule 13D filed by Corvex Management LP and Keith Meister with the United States Securities and Exchange Commission on December 1, 2011 and all amendments thereto (collectively, the “Schedule 13D”) relating to the shares of Common Stock, par value $0.01 per share (the “Shares”) of AboveNet, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 4. Purpose of Transaction.

The responses to Items 5 and 6 are incorporated herein by reference.

The Reporting Persons are pleased that the Issuer has signed a merger agreement to be acquired by Zayo Group LLC pursuant to which each share of Common Stock will be acquired for $84 per share with a 30-day “go-shop” provision whereby the Issuer has the right to solicit and enter into discussions with respect to alternative acquisition proposals. The Reporting Persons believe such action represents a good outcome for shareholders. In light of the execution of the merger agreement, the Reporting Persons plan to withdraw their proposal to amend the By-laws of the Issuer and nominate three persons to the Board of Directors of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) – (b) Corvex may be deemed to be the beneficial owner of 518,150 Shares, which represents approximately 1.97% of the Issuer’s outstanding Shares. Corvex may be deemed to have sole power to vote and sole power to dispose of such Shares. By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares.

The percentage in the immediately foregoing paragraph is calculated based on a total of 26,243,473 Shares outstanding as of February 24, 2012 (based on the Issuer’s Annual Report on Form 10-K for the period ending December 31, 2011).

(c) Except as set forth on Exhibit 2 attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by the Reporting Person.

(d) The limited partners of (or investors in) each of two or more private investment funds, or their respective subsidiaries or affiliated entities, for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) March 21, 2012.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 4 and 5 are incorporated herein by reference.

CUSIP No. 00374N107	Page 5 of 6 Pages

The Reporting Persons sold, in the over the counter market, American-style call options referencing an aggregate of 273,000 Shares at an exercise price of $38 per Share, which expire on December 31, 2012.

The Reporting Persons purchased, in the over the counter market, European-style put options referencing an aggregate of 273,000 Shares at an exercise price of $38 per share, which expire on the earlier of December 31, 2012 or the date on which the corresponding American-style call option described above in this Item 6 is exercised.

Item 7. Material to be Filed as Exhibits.

Exhibit 2—Transactions in the Shares effected in the past 60 days.

CUSIP No. 00374N107	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 21, 2012	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
	Name:	Keith Meister
	Title:	Managing Partner

Date: March 21, 2012		KEITH MEISTER

	By:	/s/ Keith Meister